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S] : COMMISSION

C. 20549

03013672

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-33004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

RECEIVED MAR 03 2003 203 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PETERS SECURITIES CO. L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 South LaSalle Street Suite 1000

(No. and Street)

CHICAGO,	**ILLINOIS**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Sobolewski **(312) 606-1928**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants

(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PROCESSING
RECEIVED
SECTION
208

PETERS SECURITIES CO. L.P.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2002
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, Steve Helms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peters Securities Co. L. P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
JOHN W SOBOLEWSKI
Notary Public - State of Illinois
My Commission Expires Oct 29, 2006

[signature]
Signature

General Partner
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of Peters Securities Co. L.P.:

We have audited the accompanying statement of financial condition of Peters Securities Co. L.P., as of December 31, 2002, and the related statements of operations, changes in partners' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peters Securities Co. L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 14, 2003

PETERS SECURITIES CO. L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	4,385,292
Receivables from and deposits with brokers, dealers and clearing organizations		9,304,630
Securities owned at market value		7,000,822
Office equipment (net of accumulated depreciation of $440,036)		356,952
Other assets		234,810
Total assets	$	21,282,506

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Payables to brokers, dealers and clearing organizations	$	242
Payables to partners		2,218,104
Securities sold not yet purchased		8,142,869
Accounts payable and accrued expenses		319,501
		10,680,716
Partners' capital		10,601,790
Total liabilities and partners' capital	$	21,282,506

The accompanying notes are an integral part of these financial statements.

PETERS SECURITIES CO. L.P.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2002

NOTE 4 – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities owned and securities sold not yet purchased consist of common stocks as follows:

	Securities Owned	Securities Sold Not Yet Purchased
Common stock	$ 7,000,822	$ 8,142,869

All securities are valued at market. Securities which are listed on a national securities exchange or the "NASDAQ" System are valued at their closing price at December 31, 2002, or if no sales occurred on such day, the last trading date preceding such date.

Securities owned may be used as collateral for securities loaned transitions. Cash proceeds of securities sold not yet purchased may be used as collateral for securities borrowed transactions.

NOTE 5 – TRANSACTIONS WITH RELATED PARTIES

Payables to partners on the statement of financial condition include cash deposits made by partners of the Company to facilitate non-proprietary trading activities.

NOTE 6 – COMMITMENTS

The Company leases facilities under operating leases that expire on November 30, 2009. The lease is subject to escalation factors based on the increase in operating expenses of the lessor.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk in order to provide its clearing and execution services. These activities are conducted with other registered broker-dealers and securities clearing organization.

The Company may be exposed to off-balance-sheet risk in connection with the settlement of securities transactions. In the event a broker-dealer or counterparty fails to deliver securities to the Company, the Company may be required to purchase identical securities in the open market. The Company monitors the credit standing of each broker-dealer and counterparty through the use of credit approvals and appropriate limits to minimize the potential effects of nonperformance.

Securities sold not yet purchased, represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company provides execution, settlement and financing of various securities transactions for the partners' non-proprietary trading activities. Partners' securities activities are transacted on either a cash or margin basis subject to Federal and individual exchange regulations. In accordance with industry practice, the Company records partners' transactions on the settlement date basis, which is generally three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event the partners are unable to fulfill their contracted obligations and margin requirements are not sufficient to fully cover losses which partners may incur. In the event the partners fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the partners' obligations.

The Company seeks to control the risks associated with its partners' non-proprietary activities by requiring partners to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the partners to deposit additional collateral or reduce positions, when necessary.

PETERS SECURITIES CO. L.P.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
DECEMBER 31, 2002

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (continued)

All receivables with regard to securities borrowed are collateralized by marketable securities. The contract values of such receivables are valued at market. In accordance with industry practice, securities borrowing arrangements are generally collateralized by cash or securities with a market value in excess of the Company's obligation under contract. All securities borrowed and securities loaned are preformed with two counterparties. The Company attempts to minimize credit risk associated with these activities by monitoring credit exposure and collateral values daily and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

NOTE 8– NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, net capital was $7,810,032, which was $7,560,032 in excess of the required net capital.

NOTE 9 - CONTINGENCIES

The Company is subject to pending lawsuits and investigations by regulatory bodies arising out of the conduct of its business. In the opinion of management, based on consultation with legal counsel; such matters will not result in any material adverse effect on the financial position of the Company.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in a salary reduction (401(k)) plan that was instituted the year 2000. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company's contribution for the year ended December 31, 2002 was approximately $116,000.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312) 922-0062
FAX:(312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING

To the Partners of Peters Securities Co. L.P.

In planning and performing our audit of the financial statements of Peters Securities Co. L.P. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by the Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide